

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 3, 2009

Song Jinan, Chief Executive Officer
China-Biotics, Inc.
No. 999 Ningqiao Road
Jinqiao Export Processing Zone
Pudong, Shanghai 201206
People's Republic of China

>   **Re: China-Biotics, Inc.**
>   **Registration Statement on Form S-1**
>   **March 5, 2009**
>   **File No. 333-157714**

Dear Mr. Jinan:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed March 5, 2009

General

1.   We note that there are outstanding comments on your Form 10-K for the fiscal year ended March 31, 2008. Please note that we will not be able to process a request for the acceleration of the effectiveness of the registration statement until all comments on the Form 10-K have been cleared.

2.   It appears that you are an accelerated filer, and as such, you should check the appropriate box on the cover page of your registration statement.

Prospectus Summary, page 1

3.   We note your statement that you expected to pay $25 million in connection with the construction of your new plant in the first calendar quarter of 2009. As that time period has passed, update this and similar disclosure throughout your prospectus. In this regard, we note identical disclosure on pages 15, 26, 34, 36, and 43.

Management, page 44

4.   Please update this section to reflect the appointment of Lewis Fan as your new Chief Financial Officer, as announced in your current report on Form 8-K filed March 6, 2009.

5.   We note you include the biography of Dr. Huang Weida in your Form 10-K/A filed March 20, 2009. Please include this information in your registration statement as well, or explain why it should not be included.

Executive Officer Compensation, page 47

6.   Please identify the companies that the Compensation Committee considers in benchmarking executive salaries. In addition, disclose which "publicly available" compensation data you consider. See Item 402(b)(xiv) of Regulation S-K and Compliance and Disclosure Interpretations Question 118.05, found at www.sec.gov.

7.   Based on your disclosure, it appears that you base executive compensation decisions, at least in part, on the attainment of certain performance targets by your officers. Disclose the specific quantitative or qualitative performance factors that your Compensation Committee considers when setting compensation levels. Further, describe how the Compensation Committee factors the ability or failure to meet these goals into the compensation decision. If you believe that you are not required to disclose the performance targets because their disclosure would result in competitive harm, please provide us with a detailed analysis supporting your position.

8.   To the extent you have omitted disclosure of executive compensation solely on the basis that an individual earned less than $100,000, please indicate that fact in a manner comparable to your disclosure in your Form 10-K/A filed March 20, 2009.

Selling Stockholders, page 49

9.   For all entity selling stockholders, disclose the natural persons who have sole or shared voting or investment power over the shares being registered for resale. See Item 507 of Regulation S-K and Compliance and Disclosure Interpretations Question 140.02, found at www.sec.gov.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Lucas at (202) 551-5798 or, in his absence, Timothy S. Levenberg at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall,
Assistant Director